Pricing Supplement Dated March 15, 2011	Rule 424(b)(3)
(To Prospectus Supplement Dated March 15, 2011	File No. 333-160487
and Prospectus Dated July 9, 2009)	Pricing Supplement No. 2011-2

GENERAL ELECTRIC CAPITAL CORPORATION
GE Interest Plus®
Variable Denomination Floating Rate Notes

Interest Rate:	Under		$15,000 to		$50,000 to		Greater than
	$15,000		$49,999		$5 million		$ 5 million
	Rate	Yield	Rate	Yield	Rate	Yield	Rate	Yield
	1.25%	1.26%	1.35%	1.36%	1.45%	1.46%	0.25%	0.25%

Effective Dates:	March 15, 2011 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available at GEInterestPlus.com or by calling 800-433-4480, 24 hours a day, seven days a week.

The rates for GE Interest Plus Notes are separate and distinct from the rate established for GE Interest Plus for Businesses, which is offered to business investors.